July 30, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Sonia Gupta Barros

Re:	Cushman & Wakefield plc
Registration Statement on Form S-1 (File No. 333-225742) (the “Registration Statement”)

Ladies and Gentleman:

In connection with the above-referenced Registration Statement and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Cushman & Wakefield plc that the effectiveness of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on August 1, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that we and the other prospective underwriters have distributed approximately 9,519 copies of the preliminary prospectus dated July 25, 2018 (the “Preliminary Prospectus”) between July 25, 2018 and the date hereof to prospective underwriters, dealers, institutional investors and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, we hereby confirm that we are, and the other prospective underwriters have confirmed that they are, complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We were advised on July 27, 2018 by the Corporate Financing Department of the Financial Industry Regulatory Authority that it has reviewed the above-captioned filing and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the proposed offering.

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Very truly yours,

MORGAN STANLEY & CO. LLC J.P. MORGAN SECURITIES LLC GOLDMAN SACHS & CO. LLC UBS SECURITIES LLC
As Representatives of the several Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Jon Sierant
Name:	Jon Sierant
Title:	Executive Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Karin Fronczke
Name:	Karin Fronczke
Title:	Managing Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Ian Taylor
Name:	Ian Taylor
Title:	Managing Director

UBS SECURITIES LLC

By:	/s/ Evan Riley
Name:	Evan Riley
Title:	Executive Director

By:	/s/ Radler Kelly
Name:	Radler Kelly
Title:	Associate Director

[Signature Page to Request for Acceleration of Effectiveness]